UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

FLUX POWER HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

344057203

(CUSIP Number)

Michael Johnson

2685 S. Melrose Drive

Vista, California 92081

877-505-3589

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057203

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Esenjay Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware Limited Liability Company

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,635,954
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,635,954

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,635,954
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)	35.7%(1)
14.	Type of Reporting Person (See Instructions)	OO

(1) The beneficial ownership is calculated based on 13,003,795 shares of common stock outstanding of the Issuer as of March 26, 2021.

2

CUSIP No. 344057203

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Michael Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	10,717(1)
	8.	Shared Voting Power	4,635,954(2)
	9.	Sole Dispositive Power	10,717(1)
	10.	Shared Dispositive Power	4,635,954(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,646,671(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)	35.7%(1)(2)(3)
14.	Type of Reporting Person (See Instructions)	IN

(1) Includes options to purchase 10,717 shares of common stock which are exercisable within 60 days.

(2) Includes 4,635,954 shares of common stock held by Esenjay Investments, LLC (“Esenjay”). Michael Johnson is the sole director and beneficial owner of Esenjay.

(3) The beneficial ownership is calculated based on 13,014,512 common stock outstanding, which is the sum of (i) 13,003,795 shares of common stock outstanding of the Issuer as of March 26, 2021, and (ii) options to purchase 10,717 shares of common stock exercisable within 60 days.

3

AMENDMENT NO. 11 TO SCHEDULE 13D/A

Item 1. Security and Issuer

This Amendment No. 11 to Schedule 13D/A (this “Statement”) relates to shares of common stock, $0.001 par value of Flux Power Holdings, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2685 S. Melrose Drive, Vista, California 92081.

Item 2. Identity and Background

This statement is being filed on behalf of Esenjay Investments, LLC and Mr. Johnson (together referred to herein the “Reporting Person”):

1.	Esenjay Investments, LLC

(a)	Esenjay Investments, LLC is a limited liability company formed in Delaware (“Esenjay”) engaged in the business of investing in companies.

(b)	Esenjay’s principal office is located at 500 North Water Street, Suite 1100, Corpus Christi, Texas 78401-0236.

(c)	Within the last five years, Esenjay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Esenjay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Michael Johnson

(a)	Michael Johnson, an individual.

(b)	Mr. Johnson’s address is 500 North Water Street, Suite 1100, Corpus Christi, Texas 78401.

(c)	Mr. Johnson was appointed as a Director of the Issuer on July 12, 2012. Mr. Johnson is also President and sole director of Esenjay Investments, LLC.

(d)	Within the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Johnson is a citizen of the United States.

4

Item 3. Source and Amount of Funds or Other Consideration

As previously reported, on June 30, 2020, as a result of the initial closing of the Issuer’s private placement up to 2,000,000 shares of the Issuer’s Common Stock, par value $0.001 (“Shares”), to certain accredited investors for an aggregate amount of up to approximately $8,000,000, or $4.00 per share of Common Stock (the “Offering”), (i) the principal amount and accrued interest outstanding under Esenjay’s Amended and Restated Secured Promissory Note issued on March 28, 2019, and as amended on October 10, 2019, December 31, 2019 and June 30, 2020 (“LOC Note”), which was issued by Flux Power, Inc. (“Flux”), the Issuer’s wholly-owned subsidiary, to Esenjay, for a $12 million line of credit (“Line of Credit”), and (ii) the principal amount and accrued interest outstanding under Esenjay’s Amended and Restated Convertible Promissory Note, dated March 9, 2020, as amended on June 2, 2020 (the “Promissory Note”), became convertible into the Issuer’s Shares at $4.00 per share, which was the cash price per share of the Offering. The LOC Note was issued pursuant to the Amended and Restated Credit Facility Agreement dated March 28, 2019, and as amended and restated on October 10, 2019 (the “Credit Facility”), by and among Flux, Esenjay and other lenders.

On August 31, 2020, Flux entered into the Third Amended and Restated Credit Facility Agreement (“Restated Credit Facility Agreement”) with Esenjay and other lenders in connection with the Line of Credit to (i) extend the maturity date of their respective secured promissory note to September 30, 2021, and (ii) consolidate outstanding obligations of $564,271, consisting of $500,000 in principal and $64,271 in accrued interest, under the Promissory Note into the advances under the Line of Credit (the “Amendments”). To reflect the Amendments, Esenjay was issued a Second Amended and Restated Secured Promissory Note (the “Restated LOC Note”) on August 31, 2020. Upon the execution of the Restated LOC Note, Esenjay fully released and discharged the Issuer under the Promissory Note. The Restated LOC Note contains a voluntary conversion mechanism whereby the Esenjay may convert in whole or in part, the outstanding principal and interest under the Restated LOC Note into shares of the common stock of the Issuer at a conversion price of $4.00 per share (the “Conversion Shares”).

On March 26, 2021, Esenjay fully converted $1,044,535.18 outstanding under the Restated LOC Note, which consists of $883,746.04 in principal and $160,789.14 in accrued interest, for an aggregate of 261,133 shares of Common Stock of the Issuer at $4.00 per share (the “Conversion”). As a result of the Conversion and as of March 26, 2021, there is no principal balance outstanding under the Restated LOC Note.

Following the Conversion, Esenjay beneficially owns an aggregate of 4,635,954 shares of Common Stock of the Issuer. Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 4,646,671 shares of Common Stock, of which 4,635,954 are directly beneficially owned by Esenjay and 10,717 represents Mr. Johnson’s right to acquire additional shares of Common Stock within sixty days upon exercise of his options. Mr. Johnson’s beneficial ownership of 4,646,671 shares of Common Stock represents 35.7% of such outstanding class of the Issuer’s securities.

The percentage calculation is based on 13,014,512 common stock outstanding, which is the sum of (i) 13,003,795 shares of common stock of the Issuer outstanding as of March 26, 2021, and (ii) options to purchase 10,717 shares of common stock exercisable within 60 days.

5

Item 4. Purpose of the Transaction

The Reporting Person acquired the Issuer’s shares of Common Stock for investment purpose.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, Esenjay beneficially owns an aggregate of 4,635,954 shares of Common Stock. Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 4,646,671 shares of Common Stock, of which 4,635,954 are directly beneficially owned by Esenjay and 10,717 represents Mr. Johnson’s right to acquire additional shares of Common Stock within sixty days upon exercise of his options. Mr. Johnson’s beneficial ownership of 4,646,671 shares of Common Stock represents approximately 35.7% of such outstanding class of the Issuer’s securities.

6

The percentage calculation is based on 13,014,512 common stock outstanding, which is the sum of (i) 13,003,795 shares of common stock of the Issuer outstanding as of March 26, 2021 and (ii) options to purchase 10,717 shares of common stock exercisable within 60 days.

(b)	The following table sets forth the number of shares of Common Stock as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Esenjay Investments, LLC	-	4,635,954	-	4,635,954
Michael Johnson	10,717	4,635,954	10,717	4,635,954

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety. In addition, transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Shares Acquired (Disposed)	Average Price Per Share	Description of Transaction
03/01/2021	(20,000)	$13.2548	Open Market Sale
03/02/2021	(19,485)	$13.0505	Open Market Sale
03/03/2021	(4,451)	$13.1498	Open Market Sale
03/10/2021	(10,000)	$11.2297	Open Market Sale
03/11/2021	(15,000)	$11.8474	Open Market Sale
03/24/2021	(10,000)	$0	Bona Fide Gift

(d)	The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement*

* Attached herewith

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2021	ESENJAY INVESTMENTS, LLC
a Delaware Limited Liability Company

/s/ Michael Johnson
	Name:	Michael Johnson
	Title:	President

MICHAEL JOHNSON
an Individual

/s/ Michael Johnson
	Name:	Michael Johnson

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

8

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D/A, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: April 7, 2021	ESENJAY INVESTMENTS, LLC
a Delaware Limited Liability Company

/s/ Michael Johnson
	Name:	Michael Johnson
	Title:	President

MICHAEL JOHNSON
an Individual

/s/ Michael Johnson
	Name:	Michael Johnson